Exhibit 4.5

DESCRIPTION OF REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12

OF THE SECURITIES ACT OF 1934

The following is a  description of each class of securities of Golden Minerals Company that is registered under Section 12 of the Securities and Exchange Act of 1934, as amended. For a complete description of the terms and provisions of such securities, refer to our amended and restated certificate of incorporation, as amended (“Certificate of Incorporation”), our bylaws (“Bylaws”), and applicable provisions of Delaware law.  We have summarized certain portions of the Certificate of Incorporation and Bylaws below.  This summary is not complete.  The Certificate of Incorporation and Bylaws are incorporated by reference as exhibits to this Annual Report on Form 10-K.  You should read the Certificate of Incorporation and Bylaws in their entirety.

Common Stock

Authorized Shares

We are authorized to issue 200,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.  All of our outstanding shares of common stock are fully paid and non-assessable.  There is no preferred stock currently issued and outstanding.

Dividend Rights

Holders of our common stock will be entitled to receive dividends when, as and if declared by our board, out of funds legally available for their payment, subject to the rights of holders of any preferred stock that we may issue.

Voting Rights

Holders of our common stock are entitled to one vote per share in all matters as to which holders of common stock are entitled to vote. Holders of not less than a majority of all of the shares of the stock entitled to vote at any meeting of stockholders constitute a quorum unless otherwise required by law.

Election of Directors

Our directors are elected by a plurality of the votes cast by the holders of our common stock in a meeting at which a quorum is present. “Plurality” means that the individuals who receive the largest number of votes cast are elected as directors, up to the maximum number of directors to be chosen at the meeting. Our stockholders may vote to remove any director for cause by the affirmative vote of a majority of the voting power of outstanding common stock.

Liquidation

In the event of any liquidation, dissolution or winding up of Golden Minerals, holders of our common stock have the right to receive ratably and equally all of the assets remaining after payment of liabilities and liquidation preferences of any preferred stock then outstanding.

Redemption

Our common stock is not redeemable or convertible.

Preemptive Rights

Holders of our common stock are not entitled to preemptive rights in connection with any future issuance of common stock.

Warrants

As of December 31, 2019, we had warrants outstanding to purchase 14,653,846 shares of our common stock as follows:

•	May 2016 warrants to purchase 1,500,000 shares of common stock at $0.75 per share, exercisable on November 7, 2016 and expiring in November 2021;
•	Series A warrants to purchase 8,653,846 shares of common stock at $0.35 per share, exercisable on January 17, 2020 and expiring in January 2025; and
•	Series B warrants to purchase 4,500,000 shares of common stock at $0.35 per share, exercisable on January 17, 2020 and expiring in May 2022.

The number of shares of our common stock to be received upon the exercise of each warrant discussed above may be adjusted from time to time upon the occurrence of certain events. For more information, refer to the Warrant Agreement set forth as Exhibit 4.2 to our Annual Report on Form 10-K, the Form of Series A Warrant set forth as Exhibit 4.3 to our Annual Report on Form 10-K, and the Form of Series B Warrant set forth as Exhibit 4.4 to our Annual Report on Form 10-K, respectively.

Anti-Takeover Effects of our Certificate of Incorporation and Bylaws

Our Certificate of Incorporation and Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, some of which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our shareholders. However, they also give the board of directors the power to discourage acquisitions that some shareholders may favor.

Special Meetings of Stockholders.  Under our Certificate of Incorporation and Bylaws, special meetings of stockholders may be called only by our board of directors, other than special meetings called solely for the purpose of removing directors for cause, which may be called by requests of the holders of a majority of the outstanding shares of our common stock.

No Stockholder Action by Written Consent.  Our Certificate of Incorporation and Bylaws do not permit stockholders to act by written consent

Advance Notice Requirements for Stockholder Proposals.  Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Undesignated Preferred Stock.  The authorization of undesignated, or “blank check,” preferred stock will make it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.

Amendment to Certificate of Incorporation or Bylaws.  The affirmative vote of the holders of at least a majority of our issued and outstanding common stock, voting as a single class, is generally required to amend or repeal our Certificate of Incorporation.  The affirmative vote of holders of not less than 66 2/3% of our outstanding common stock is required to approve amendments to provisions of our Certificate of Incorporation dealing with the exculpation of our directors and the indemnification of our directors and officers. Subject to our Bylaws, our board of directors may from time to time make, amend, supplement or repeal our Bylaws by vote of a majority of our board of directors.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 is an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or another transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of our common stock held by stockholders.